Exhibit 99.1

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value US$ 0.0001 per share, of Alamar Biosciences, Inc., a company incorporated in the State of Delaware, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of July 1, 2026.

Sherpa Healthcare Fund II, L.P.

By: Sherpa Healthcare Fund II GP, Ltd., its general partner

By: /s/ Daqing Cai
Name: Daqing Cai
Title: Director

Sherpa Healthcare Co-Investment Fund, L.P.

By: Sherpa Healthcare Co-Investment GP Ltd., its general partner

By: /s/ Daqing Cai
Name: Daqing Cai
Title: Director

Sherpa Healthcare Fund II GP, Ltd.

By: /s/ Daqing Cai
Name: Daqing Cai
Title: Director

Sherpa Healthcare Co-Investment GP Ltd.

By: /s/ Daqing Cai
Name: Daqing Cai
Title: Director

Daqing Cai

By: /s/ Daqing Cai
Name: Daqing Cai